EXHIBIT 99.1

Repsol Oil & Gas Canada Inc. Calgary, Alberta, Canada Tel.: 403-237-1234 www.repsol.com/ca_en/ Infocanada@repsol.com

Repsol Oil & Gas Canada Inc. Announces Results Of Debt Tender Offers
CALGARY, Alberta, March 30, 2016 -- Repsol Oil & Gas Canada Inc. (formerly Talisman Energy Inc.), a Canadian-based upstream oil and gas company (the “Offeror”), announced today the results of its tender offers to purchase for cash any and all of its outstanding (i) 7.75% Senior Notes due 2019 (the “2019 Notes”), (ii) 3.75% Senior Notes due 2021 (the “2021 Notes”), (iii) 7.25% Debentures due 2027 (the “2027 Debentures”), (iv) 5.75% Senior Notes due 2035 (the “2035 Notes”), (v) 5.85% Senior Notes due 2037 (the “2037 Notes”), (vi) 6.25% Senior Notes due 2038 (the “2038 Notes”) and (vii) 5.50% Senior Notes due 2042 (the “2042 Notes” and, together with the 2019 Notes, the 2021 Notes, the 2027 Debentures, the 2035 Notes, the 2037 Notes and the 2038 Notes, the “Notes”) (the “Tender Offers”). The Tender Offers have been made pursuant to the Offeror’s Offer to Purchase dated March 23, 2016, the related Letter of Transmittal and the related Notice of Guaranteed Delivery (together, the “Offer Documents”), which set forth in more detail the terms and conditions of the Tender Offers.
The Tender Offers expired at 5:00 p.m., New York City time, on March 29, 2016 (the “Expiration Time”).
The Offeror has been advised that the following aggregate principal amounts of Notes were tendered:
—	U.S.$207,496,000 principal amount of 2019 Notes, representing 36.34% of the 2019 Notes;
—	U.S.$337,774,000 principal amount of 2021 Notes, representing 58.62% of the 2021 Notes;
—	U.S.$2,297,000 principal amount of 2027 Debentures, representing 4.05% of the 2027 Debentures;
—	U.S.$8,035,000 principal amount of 2035 Notes, representing 8.24% of the 2035 Notes;
—	U.S.$9,285,000 principal amount of 2037 Notes, representing 6.63% of the 2037 Notes;
—	U.S.$12,834,000 principal amount of 2038 Notes, representing 9.75% of the 2038 Notes; and
—	U.S.$26,105,000 principal amount of 2042 Notes, representing 21.26% of the 2042 Notes.

These amounts include U.S.$3,177,000 of Notes tendered in accordance with guaranteed delivery procedures, which must be delivered by the Guaranteed Delivery Date as set forth in the Offer Documents to be validly tendered.
Holders of the Notes who validly tendered and did not validly withdraw their Notes will receive the relevant Tender Offer Consideration as set forth in the Offer Documents. The Offeror is accepting for payment all Notes that were validly tendered and not validly withdrawn for total cash payment of U.S.$574,267,265, which amount excludes accrued and unpaid interest that will be paid on the Notes to but not including the Payment Date (as defined below).
Payment for any Notes validly tendered and not validly withdrawn on or about the Expiration Time is expected to occur on March 31, 2016 (the “Payment Date”), provided that payment for Notes delivered under the guaranteed delivery procedures is expected to occur on April 4, 2016. Interest will cease to accrue on the Payment Date for all Notes accepted in the applicable Tender Offer, including those tendered under the guaranteed delivery procedures. Notes purchased pursuant to the Tender Offers will be cancelled.

Repsol Oil & Gas Canada Inc. Calgary, Alberta, Canada Tel.: 403-237-1234 www.repsol.com/ca_en/ Infocanada@repsol.com

HSBC Securities (USA) Inc. and UBS Securities LLC have acted as dealer managers in connection with the Tender Offers. Questions regarding the Tender Offers may be directed to HSBC Securities (USA) Inc. at (888) HSBC-4LM (toll free) or +1 (212) 525-5552 (collect) and UBS Securities LLC at (203) 719-4210 (phone) or (888) 719-4210 (toll free).
Neither the Offer Documents nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.
This announcement is not an offer to purchase or a solicitation of an offer to purchase.  The Tender Offers have been made solely by the Offeror pursuant to the Offer Documents.  The Tender Offers have not been made to, nor has the Offeror accepted tenders of Notes from, Holders in any jurisdiction in which the Tender Offers or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.
About Repsol Oil & Gas Canada Inc.
Repsol Oil & Gas Canada Inc. is an upstream oil and gas company, incorporated in Canada and is a wholly-owned subsidiary of the Spanish integrated energy company Repsol, S.A.
Forward-Looking Statements
This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding the payment for any Notes validly tendered and not validly withdrawn, including Notes delivered under the guaranteed delivery procedures.
Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Offeror and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to risks related to the successful consummation of the Tender Offers and the ability of holders tendering their Notes pursuant to the guaranteed delivery procedures to validly tender their Notes for payment.
The above-mentioned risk factors are not exhaustive. Additional information on these and other factors which could affect the Offeror’s operations or financial results or strategy are included in the Offeror’s most recent Annual Information Form and Management’s Discussion and Analysis, each dated February 26, 2016 (included in the Offeror’s Annual Report on Form 40-F). In addition, information is available in the Offeror’s other reports on file with the United States Securities and Exchange Commission.
Forward-looking information is based on the estimates and opinions of the Offeror’s management at the time the information is presented. The Offeror assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Repsol Oil & Gas Canada Inc. Calgary, Alberta, Canada Tel.: 403-237-1234 www.repsol.com/ca_en/ Infocanada@repsol.com

FOR FURTHER INFORMATION PLEASE CONTACT:
Repsol Oil & Gas Canada Inc.
Brent Anderson
Communications and External Relations Manager
403-237-1912
infocanada@repsol.com
www.repsol.com/ca_en/